Exhibit 99.1

Corporate Communications

CNH Industrial presents updated 2024 Strategic Business Plan

•	Strategic priorities center on Customer-Inspired Innovation; Technology Leadership; Brand and Dealer Strength; Operational Excellence; and Sustainability Stewardship

•	Launch of Company Purpose: Breaking New Ground. Innovation Sustainability Productivity

•	Updated Sustainability Targets, including commitment to Science Based Targets initiative (SBTi)

•	Presentation of three-year financial targets, including:

•	Net sales of Industrial Activities projected to grow to $20—$22 billion by 2024 with CAGR of ~6%

•	Adjusted 2024 EBIT Margin of Industrial Activities of ~12% to 13%, more than 200bps increase from 2021

•	Agriculture EBIT Margin to reach 14.5% to 15.5% by 2024

•	Adjusted EPS of above $1.70 by 2024

•	ROIC of Industrial Activities projected to achieve ~19%, with a 3% growth during the plan period

•	Cumulative 2022-2024 free cash flow of Industrial Activities projected over $4.4 billion

London, February 22, 2022

CNH Industrial (NYSE: CNHI / MI: CNHI) today announced its updated 2024 strategic plan at its Capital Markets Day event in Miami, Florida.

Scott W. Wine, CNH Industrial Chief Executive Officer, introduced the new Company and set forth its strategic priorities, including Customer-Inspired Innovation; Technology Leadership; Brand and Dealer Strength; Operational Excellence; and Sustainability Stewardship.

Other senior members of the leadership team presented on topics including Precision Technology, Agriculture, Construction, Electrification and Alternative Fuels, Sustainability and three-year Financial targets.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

“Today, my colleagues and I had the privilege of unveiling the new CNH Industrial and our long-term strategy for enhanced customer inspired growth and improving financial performance. We are confident that the plan we detailed today gives us a strong foundation to advance with purpose and pace,” said Scott W. Wine, Chief Executive Officer, CNH Industrial. “The enhanced capabilities of our focused Agriculture and Construction businesses will leverage our competitive strengths and acquired assets. These are backed by a deeply experienced team, united by common goals, which will deliver bold actions across the organization for our stakeholders. Guided every step of the way by our customers, our plan will enable CNH Industrial to deliver world-class products with leading technology to the world’s farmers and construction professionals.”

Breaking New Ground – Innovation Sustainability Productivity

Underpinning this updated 2024 strategic plan is the new company purpose: Breaking New Ground, which evokes CNH Industrial’s drive to move first to a place where others follow and continually search for better solutions and breakthrough ideas. The new company purpose is centered on Innovation, Sustainability and Productivity to accelerate CNH Industrial’s ability to help the global farming and construction communities meet the enormous challenge of feeding and sheltering a growing population.

A disciplined financial strategy

Oddone Incisa, Chief Financial Officer, presented the Company’s updated 2024 Financial Plan. Through disciplined investment in the organization, CNH Industrial will continue to deliver organic growth, while pursuing inorganic growth opportunities that build capability and accelerate profitable growth. The latter will be complemented by investments performed by the newly formed CNH Industrial Ventures, which envelops existing partnerships and explores further collaboration with promising digital and technology start-ups operating in the agriculture or construction space. Capex will increase during the plan period to accelerate organic growth, improve customer experiences and prepare for a sustainable future.

CNH Industrial is maintaining its commitment to a strong balance sheet and liquidity and upholding its investment-grade credit rating. The Company confirms its intention to be net-debt free by 2023. Additional financial plan highlights include:

•	Gross Margin in excess of 24% by 2024, more than 300bps increase by the end of the plan period

•	R&D of ~$2.6 billion, a step up to ~4.5% of Net Sales focusing on new products and new precision technology

The updated 2024 financial plan also commits to a consistent dividend policy and confirms the Company’s ability to exercise appropriate share buybacks.

Precision Technology: Targeting digital leadership

Core to the new CNH Industrial strategy is its focus on technology leadership in automation and its commitment to delivering a fully autonomous farming cycle, while increasingly extending this expertise to enhance the capabilities of the Construction segment.

Parag Garg, Chief Digital Officer, illustrated how the Company is working to enable and enhance farm productivity and yield. By leveraging the great precision technology from the Raven acquisition and championing plug and play automation and autonomy and a full suite of digital services, the Company is increasingly delivering smarter equipment solving customer challenges and making their work easier. CNH Industrial’s strong capabilities are significantly enhanced by Raven Industries, allowing for the swift scaling up of best-in-class solutions to meet evolving customer needs.

Supporting the above efforts are the pillars of the Company’s Precision Technology strategy:

•	Customer Obsession, where technology solutions are designed with a heightened awareness of customer needs;

•	Tech Culture, a streamlined and trend-adopting approach to work and delivery that optimizes execution;

•	Tech Stack, a flexible and robust technological infrastructure that drives this path to automation and autonomy; and,

•	A healthy and conducive Partners Ecosystem that fosters open collaboration and removes obstacles.

Agriculture Segment: Industry-leading products (Great Iron) with cutting-edge technology (Great Tech)

Derek Neilson, President Agriculture, discussed the Company’s Agriculture Segment. Present in some 200 countries, it supplies a full range of equipment through tailored brands, products and distribution networks. During the plan period, R&D and Capex investments will almost double to $4bn, focusing on customer-centric innovations in terms of automation and autonomy, connected machine ecosystems and alternative fuels. Agriculture margins are projected to reach 14.5 – 15.5% by 2024.

CNH Industrial will invest in a path to excellence in customer and dealer satisfaction, fundamental to the Company’s future success. The state-of-the-art and productivity-boosting agricultural product portfolio will undergo significant expansion, with 150 product launches expected over the plan period, supporting the differentiated positioning of the Case IH and New Holland Agriculture brands.

Construction Segment: Delivering profitability

Stefano Pampalone, President Construction, demonstrated how the transformation of this business has laid the foundations for future profitable growth. The acquisition of the Sampierana business is a key enabling factor, bringing further in-house technology capabilities and an extended mini and midi excavator product portfolio, including electric models. CNH Industrial’s Construction Segment will offer new customer-facing solutions for enhanced productivity, safety, and sustainability. The segment will continue to pursue a multi-brand strategy via CASE, New Holland Construction (leveraging its agriculture dealer network and applications) and Eurocomach (the newly acquired brand within the Sampierana SpA portfolio).

Further investment in Electrification & Alternative Fuels

With increasing global demand for zero emissions, CNH Industrial will continue to build upon its leading position in alternative propulsion (thanks to 15+ years of R&D and products in commercial production). This will enable its customers to achieve unrivalled results and increased productivity with an enhanced user experience, simultaneously opening new use cases and applications, while also doing good for the planet.

Selin Tur, Vice President of Advanced Technologies and Innovations, presented the Company’s Electrification & Alternative Fuels strategy. It is characterized by a robust product pipeline with innovation synergies foreseen across all product lines for both segments. The Company adds to its existing capabilities with strategic partnerships and extends product platform learnings to its own supply chain operations.

Sustainability Stewardship

The new CNH Industrial continues on its longstanding path of excellence in sustainability, which is recognized by the foremost authorities. Kelly Manley, Chief Diversity & Inclusion, Sustainability and Transformation Officer, discussed the Company’s Sustainability strategy, which includes:

•	Carbon Footprint, a full commitment to science-based target initiatives (SBTi) as a natural continuation of CNH Industrial’s sustained efforts on climate and the environment;

•	Circularity & Eco Efficiency, to ensure the sustainable lifecycle of its products together with optimizing water usage and waste management at Company plants;

•	Inclusion, Equity and Engagement, where the Company is committed to building equitable human capital, transforming its culture, and engaging meaningfully with the communities in which operates; and,

•	Governance and Commitment where CNH Industrial is implementing enhanced metrics to measure its sustainability performance. All of these efforts are focused on securing CNH Industrial’s continued sustainability leadership in its sectors and reinforcing its identity as an employer of choice.

“This plan is a resonant demonstration of the significant transformation that CNH Industrial is undertaking. We are living in a dynamic world and compete in competitive industries, but I am confident in our team and our strategy,” said Suzanne Heywood, Chair of CNH Industrial. “The Board of Directors and I fully endorse the plan presented here today and are supportive of the Senior Leadership Team’s commitment to customer-inspired growth, sustainability and continuously improving the company culture, which will drive results for all stakeholders.”

The materials presented today are available through the CNH Industrial corporate website.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success, driven by its purpose of Breaking New Ground. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Media contacts:

Laura Overall

CNH Industrial Communications

Tel. +44 207 925 1964

Rebecca Fabian

CNH Industrial Communications

Tel. +1 312 515 2249

Email: mediarelations@cnhind.com

Forward-looking statements

All statements other than statements of historical fact contained in this press release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation of the Iveco Group announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Capital Markets Day 2022 Strategic Business Plan Highlights FIVE STRATEGIC PRIORITIES CNH which Industrial’s underpin strategic roadmap Customer Inspired Innovation Brand & Dealer Strength Technology Leadership Operational Sustainability Excellence Stewardship CUSTOMER INSPIRED INNOVATION & Net sales of Gross margin R&D spend EBIT Adjusted margin 2024    Adjusted of above EPS    Industrial Activities of Industrial    GROWTH to grow to Activities expected ~4.5% of Industrial to grow to Activities    $1.70 $20-22bn of net sales 24%+ in 2024 of ~12% by 2024 by 2024 with CAGR of to 13%,    >300bps >200bps ~6% from 2021 by 2024 increase from 2021 DISCIPLINED ROIC of Industrial Cumulative 2024 free cash 2022 flow—Net debt free on ~$1.5 Activities to achieve of Industrial Activities by Industrial 2023 Activities billion ~19% projected over    of dividends & buy-backs by 2024 ~$4.4 (2022-2024)    billion LEADING ESG & INDUSTRY SUSTAINABILITY LEADING STEWARDSHIP 90% ALTERNATIVE PROPULSION 30% renewable electricity 100% OFFERING reduction more people in fertilizer by 2030 benefitting use precision through tech from local community initiatives    Committment to Enabler of zero emissions farming Science Based 90% 100% (vs by 2024 2018)    Targets Biomethane tractors in production initiative reduction in of plants with—2022 Sustainable Tractor of the Year pesticide use systems photovoltaic by 2040    Electric construction machinery 50% 90% 95% 20% Electric hybrid technology development reduction in CO /hr recyclability for waste recovered women in production by 2030 2 new products at company leadership Strong industry partnerships vs 2018 by 2030 plants by 2024 positions by 2024 INNOVATIVE AND DIVERSIFIED ACCELERATED Fully integrate and PRODUCT LINE UP PRECISION deepen Raven’s GREAT IRON TECHNOLOGY precision capabilities & GREAT ROADMAP TECHNOLOGY Continued +140% Investment dealer strength in leadership in connected +200 automation & digitalization machines Y-o-Y plan product period launches over (2021) Sales/ Plug and Play Autonomy Service points: 100% between Symbiotic agriculture relationship    Agriculture 6,500+ target for dealers & segments construction Construction 2,600+ to be digitalized Certain statements included in these highlights may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, “grow”, “growth” “strategy” or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly any forward-looking statements.